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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-016164~~ 33429

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 2008 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InterSecurities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway

(No. and Street)

St. Petersburg, Florida 33716

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Cummings (727) 299-1800 x2734

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 23 2009 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0810-0993215

Oath or Affirmation

I, William G. Cummings, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of InterSecurities, Inc. (the Company) as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
CHRISTINE A. EFFA
MY COMMISSION # DD 767986
EXPIRES: March 16, 2012
Bonded Thru Budget Notary Services

William G. Cummings
Vice President and CFO

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Financial Statements and Supplemental Information (for SEC Filing Purposes)

InterSecurities, Inc.
Years Ended December 31, 2008 and 2007
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

InterSecurities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supplemental Schedules:
Computation of Net Capital Pursuant to SEC Rule 15c3-1 13
Statement Pursuant to SEC Rule 17a-5(d)(4) 14
Statement Regarding SEC Rule 15c3-3 15
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 16

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
InterSecurities, Inc.

We have audited the accompanying statement of financial condition of InterSecurities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterSecurities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 18, 2009

InterSecurities, Inc.

Statements of Financial Condition

	December 31 2008	2007
Assets		
Cash and cash equivalents	$ 13,034,301	$ 16,354,329
Investments in securities, at fair value (cost: 2008 – $20,901,315 and 2007 – $29,271,148)	18,386,452	38,818,471
Agent notes receivable, net of allowance	801,338	713,699
Receivables:		
Commissions	3,288,550	3,782,093
Others	2,057,982	2,447,987
Receivable from affiliate under tax allocation agreement	–	17,920
Receivable from affiliate	855,009	–
Deferred income tax assets	11,179,153	14,667,613
Prepaid expenses and other assets	609,144	704,885
Other intangible assets, less accumulated amortization of $297,619	2,202,381	–
Total assets	$ 52,414,310	$ 77,506,997
Liabilities and stockholder's equity		
Liabilities:		
Accrued commissions	$ 2,595,198	$ 2,278,263
Accounts payable and other accrued expenses	5,730,507	14,074,312
Due to affiliates	–	585,599
Payable to affiliate under tax allocation agreement	1,403,839	–
Deferred compensation	18,386,452	31,474,636
Total liabilities	28,115,996	48,412,810
Stockholder's equity:		
Common stock, par value $1.00 a share – authorized, issued, and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	29,179,851	31,179,851
Retained deficit	(4,882,537)	(2,086,664)
Total stockholder's equity	24,298,314	29,094,187
Total liabilities and stockholder's equity	$ 52,414,310	$ 77,506,997

See accompanying notes.

InterSecurities, Inc.

Statements of Operations

	Year Ended December 31	
	2008	**2007**
Revenues:		
Sales commissions	**$ 126,385,658**	$ 146,525,807
Net investment (loss) income	**(12,231,298)**	2,305,294
Other income	**5,117,170**	5,067,080
Total revenues	**119,271,530**	153,898,181
Expenses:		
Commissions	**101,718,003**	133,319,042
Employee compensation and related benefit expenses	**8,725,201**	9,362,258
Other operating expenses	**12,531,770**	22,367,503
Total expenses	**122,974,974**	165,048,803
Loss before income taxes	**(3,703,444)**	(11,150,622)
Income tax expense (benefit):		
Current	**(4,396,031)**	(360,676)
Deferred	**3,488,460**	(4,092,048)
	(907,571)	(4,452,724)
Net loss	**$ (2,795,873)**	$ (6,697,898)

See accompanying notes.

InterSecurities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2007	$ 1,000	$ 22,179,851	$ 4,611,234	$ 26,792,085
Capital contribution received from parent	–	9,000,000	–	9,000,000
Net loss	–	–	(6,697,898)	(6,697,898)
Balance at December 31, 2007	1,000	31,179,851	(2,086,664)	29,094,187
Return of capital to parent	–	**(2,000,000)**	–	**(2,000,000)**
Net loss	–	–	**(2,795,873)**	**(2,795,873)**
Balance at December 31, 2008	**$ 1,000**	**$ 29,179,851**	**$ (4,882,537)**	**$ 24,298,314**

See accompanying notes.

InterSecurities, Inc.

Statements of Cash Flows

	Year Ended December 31 2008	2007
Operating activities		
Net loss	**$ (2,795,873)**	$ (6,697,898)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Change in unrealized appreciation/depreciation on investments	**12,062,187**	(2,699,080)
Amortization of intangible assets	**297,619**	–
Deferred income tax benefit	**3,488,460**	(4,092,048)
Changes in operating assets and liabilities:		
Agent notes receivable	**(87,639)**	229,908
Receivables	**883,548**	1,351,051
Due to/from affiliates	**(1,440,608)**	857,048
Prepaid expenses and other assets	**95,741**	88,449
Accrued commissions	**316,935**	208,180
Accounts payable and other accrued expenses	**(8,343,805)**	7,775,993
Receivable/payable from affiliates under tax allocation agreement	**1,421,759**	(44,471)
Deferred compensation	**(13,088,184)**	4,013,526
Net cash (used in) provided by operating activities	**(7,189,860)**	990,658
Investing activities		
Cost of intangible asset purchased	**(2,500,000)**	(3,595,713)
Cost of investments sold	**8,369,832**	105,100
Net cash provided by (used in) investing activities	**5,869,832**	(3,490,613)
Financing activities		
Return of capital to parent	**(2,000,000)**	–
Capital contribution received from parent	**–**	9,000,000
Net cash (used in) provided by financing activities	**(2,000,000)**	9,000,000
(Decrease) increase in cash and cash equivalents	**(3,320,028)**	6,500,045
Cash and cash equivalents at beginning of year	**16,354,329**	9,854,284
Cash and cash equivalents at end of year	**$ 13,034,301**	$ 16,354,329

See accompanying notes.

1. Summary of Significant Accounting Policies

InterSecurities, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which, in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company sells investment products through its licensed representatives, including life insurance and deferred annuities offered by Western Reserve Life Assurance Company of Ohio (WRL), an affiliated company.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company's investments consist primarily of Transamerica funds, an affiliated company, which are reported at fair value. Fair values of the funds are determined by reference to published net asset value per share. Changes in the fair value are recorded as adjustments to income.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

1. Summary of Significant Accounting Policies (continued)

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe that the fair values of such assets and liabilities differ materially from their carrying values included herein.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. See Note 2 to the financial statements for additional disclosure.

Reclassification

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 presentation.

2. Fair Value Measurements and Fair Value Hierarchy

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

2. Fair Value Measurements and Fair Value Hierarchy (continued)

The Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

2. Fair Value Measurements and Fair Value Hierarchy (continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Fixed maturity securities	$18,386,452	$18,386,452	$ –	$ –
Total assets	$18,386,452	$18,386,452	$ –	$ –

3. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. The Company received $5,817,790 and $316,205 from affiliates under the tax-sharing agreement during 2008 and 2007, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision (benefit) for income taxes consists of the following for the years ended December 31, 2008 and 2007:

	2008	2007
Federal	**$ (1,332,351)**	$ (3,905,056)
State	**424,780**	(547,668)
	$ (907,571)	$ (4,452,724)

3. Income Taxes (continued)

Deferred income taxes arise primarily from differing methods used to account for the unrealized appreciation/depreciation on investments, deferred compensation, accrued vacation, and other accrued expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following for the years ended December 31, 2008 and 2007:

	2008	2007
Deferred tax assets	**$ 13,841,028**	$ 18,273,527
Deferred tax liabilities	**(2,661,875)**	(3,605,914)
Net deferred tax assets	**$ 11,179,153**	$ 14,667,613

As the Company files a consolidated return as part of a group that is profitable and is expected to be profitable in future periods, the Company's deferred tax assets at December 31, 2008 and 2007, are deemed to be recoverable. No valuation allowance has been recorded on the deferred tax assets.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

The Company has analyzed all material tax positions under the provisions of FIN 48 and has determined that there are no tax benefits that should not be recognized as of December 31, 2008 or December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amount of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2008 and 2007. The IRS audits are final for tax years prior to 2001.

4. Transactions With Affiliates

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. A substantial portion of the commission expenses of the Company is paid to registered representatives who are also agents for WRL. A substantial portion of the Company's operating expenses is paid to WRL and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of WRL, of which the Company's portion of these shared expenses was approximately $5,174,000 and $5,136,000 for the years ended December 31, 2008 and 2007, respectively. Sales commission revenues include approximately $3,689,000 and $4,350,000 earned during the years ended December 31, 2008 and 2007, respectively, from the sales of Transamerica mutual funds. Sales commission revenues for the years ended December 31, 2008 and 2007, include approximately $22,478,000 and $30,181,000, respectively, of WRL commissions on variable products.

The Company is party to a cost-sharing agreement between AEGON USA companies, providing general administrative services as needed. During 2008 and 2007, a significant portion of the operating expenses is attributable to such agreement, which approximates their costs to the affiliates.

The Company (paid) received contributions to/from its parent company of $(2,000,000) and $9,000,000 for the years ended December 31, 2008 and 2007, respectively. Even though the Company returned capital to its parent in 2008, due to the sizable retained deficit and historic net losses reported by the Company, the future operations of the Company are dependent upon continued capital contributions from its parent until profitable operations can be achieved.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $7,776,546, which was $7,097,962 in excess of its required net capital of $678,584. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1 in 2008. Various other regulatory agencies may impose additional requirements.

5. Net Capital Requirement (continued)

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled "Special Account for the Exclusive Benefit of Customers" (the Special Bank Account). This account had a balance of $112,741 at December 31, 2008. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2008, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(1).

6. Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, it is management's opinion, after consultation with legal counsel and a review of available facts, that net damages, if any, arising from such demands will not be material to the Company's financial position.

7. Intangible Assets

On February 22, 2008, the Company agreed to purchase the future commission revenue stream of one of its branch offices. The total purchase price was $2,500,000, which is recorded as an intangible asset, as it represents the present value of the future revenue stream. The intangible asset is being amortized over a seven-year period in the amount of $357,143 annually. The amortization approximates the expected receipt of commission revenue. Amortization for the year ended December 31, 2008 was $297,619. The intangible asset has been evaluated for impairment in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets*. No impairment occurred in 2008.

Supplemental Information

InterSecurities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Computation of net capital		
Total stockholder's equity		$ 24,298,314
Nonallowable assets and deductions:		
Receivables from noncustomers	$ 1,222,447	
Other assets	15,283,968	
Net capital before haircuts on securities positions		16,506,415
Haircuts on securities		15,353
Net capital		$ 7,776,546
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 678,584
Excess net capital		$ 7,097,962

InterSecurities, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2008

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's unaudited December 31, 2008 FOCUS filed on January 21, 2009, include a change to total stockholder's equity in the amount of $801,367, and an offsetting change in total nonallowable assets and deductions in the amount of $801,367. There has been no change in the net capital or excess net capital amounts.

InterSecurities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2008

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764
Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
InterSecurities, Inc.

In planning and performing our audit of the financial statements of InterSecurities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 18, 2009

Ernst & Young LLP

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